Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 11, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on February 11, 2004, entitled "Statoil strengthened profitability in 2003".

STATOIL'S FOURTH QUARTER 2003 OPERATING AND FINANCIAL REVIEW
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    USE OF NON-GAAP FINANCIAL MEASURES
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME USGAAP
    CONSOLIDATED BALANCE SHEETS USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. PROVISION FOR RIG RENTAL CONTRACTS
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. SUBSEQUENT EVENTS

SIGNATURES

Press release:
    STATOIL STRENGTHENED PROFITABILITY IN 2003

GROUP BALANCE SHEET

STATOIL'S FOURTH QUARTER 2003 OPERATING AND FINANCIAL REVIEW

Net income for the Statoil group in 2003 was NOK 16.6 billion compared to NOK 16.8 billion in 2002. In the fourth quarter of 2003, net income amounted to NOK 4.3 billion, compared to NOK 4.5 billion in the fourth quarter of 2002.

After-tax return on average capital employed (ROACE) (1) for 2003 was 18.7 per cent, compared to 14.9 per cent for 2002. Adjusted (2) ROACE for 2003 was 17.9 per cent compared to 14.8 per cent for 2002. Normalized ROACE (3) for 2003 was 12.4 per cent compared to 10.8 per cent for 2002. Earnings per share were NOK 7.64 (USD 1.15) in 2003 compared to NOK 7.78 (USD 1.12) in 2002. For the fourth quarter of 2003, earnings per share were NOK 1.98 (USD 0.30) compared to NOK 2.09 (USD 0.30) for the corresponding period of 2002.

"We are continuing to deliver strong results, including new production records for both oil and gas in the fourth quarter," says acting chief executive Inge K Hansen. "Greater production than expected, higher oil and gas prices and good results from downstream operations strengthened our income before financial items by comparison with 2002. And we also witnessed a positive currency effect on financial items, although this was considerably smaller than in 2002. This means that our annual result was on a par with the year before."

The change in net income in the fourth quarter of 2003, compared to the corresponding quarter of 2002 is mainly due to the following:

  Average oil price measured in NOK increased by 4 per cent.
  Average natural gas prices measured in NOK increased by 11 per cent.
  Net financial items were NOK 1.3 billion lower.
  The write-down of LL652 field in Venezuela in the fourth quarter of 2002 of NOK 0.8 billion before tax (NOK 0.6 billion after tax).
Total oil and gas production in 2003 was 1,080,000 barrels of oil equivalent (boe) per day compared to 1,074,000 boe per day in 2002. Proved oil and gas reserves were 4,264 million boe at the end of 2003, compared with 4,267 million boe at the end of 2002. The reserve replacement rate (4) was 99 per cent in 2003, compared to 98 per cent in 2002. The average replacement rate for the last three years was 95 per cent.

Statoil's finding and development (5) costs in 2003 were USD 7.7 per boe, compared to USD 5.3 per boe in 2002. The average finding and development cost for the last three years was USD 5.9 per boe. Production costs (6) per boe in 2003 were USD 3.2, compared to USD 3.0 in 2002. Measured in NOK the production costs are reduced from NOK 23.5 per boe in 2002 to NOK 22.8 per boe in 2003.

Statoil's board of directors will propose to the annual general meeting a dividend of NOK 2.95 per share for 2003. In 2002 the dividend amounted to NOK 2.90 per share.

Important events in the fourth quarter of 2003 were:
  Production of oil and gas of 1,214,000 boe per day, the highest production for Statoil to date.
  The Norwegian sector of the Barents Sea is to be reopened for petroleum operations.
  Operatorships for four new Norwegian offshore licenses were awarded Statoil on December 1, 2003.
  Statoil acquired 11.24 per cent interest in the Snøhvit field in the Barents Sea. Additionally, Statoil sells 2 per cent of the Kristin field, effective from January 1, 2004.
  The European Commission has concluded that the agreement by Statoil to acquire 49 per cent of BP's interest in Algeria's In Salah dry gas project is in compliance with European Union regulations. Statoil awaits the necessary approval of Algerian authorities for both In Salah and In Amenas.
  The Jasmim field in block 17 and the deepwater field Xikomba in block 15 off Angola in Western Africa started oil production in November 2003. Statoil's interest in both fields is 13.33 per cent.
  In January 2004, Statoil disposed of its 5.26 per cent holding in the German company Verbundnetz Gas (VNG) to EWE AG, Germany.

(in millions,	Fourth quarter				Year ended December 31,
except	2003	2002		2003	2003	2002		2003
share data)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	65,392	64,697	1%	9,810	249,375	243,814	2%	37,410

E&P Norway	10,097	9,907	2%	1,515	37,589	33,953	11%	5,639
International E&P	325	(772)	N/A	49	1,702	1,086	57%	255
Natural Gas	1,757	1,300	35%	264	6,350	6,428	(1%)	953
Manufacturing & Marketing	598	823	(27%)	90	3,555	1,637	117%	533
Other	(125)	(62)	(102%)	(19)	(280)	(2)	N/A	(42)

Income before financial items, other items, income taxes and minority interest	12,652	11,196	13%	1,898	48,916	43,102	13%	7,338

Net financial items	1,344	2,642	(49%)	202	1,399	8,233	(83%)	210
Other items	0	0	N/A	0	(6,025)	0	N/A	(904)
Income before income taxes and minority interest	13,996	13,838	1%	2,100	44,290	51,335	(14%)	6,644

Income taxes	(9,666)	(9,281)	(4%)	(1,450)	(27,447)	(34,336)	(20%)	(4,117)
Minority interest	(44)	(31)	42%	(7)	(289)	(153)	89%	(43)

Net income	4,286	4,526	(5%)	643	16,554	16,846	(2%)	2,483

Earnings per share	1.98	2.09	(5%)	0.30	7.64	7.78	(2%)	1.15
Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,626			2,166,143,693	2,165,422,239

	Fourth quarter				Year ended December 31,
	2003	2002	change		2003	2002	change

Operational data
Realized oil price (USD/bbl)	29.4	26.8	10%		29.1	24.7	18%
NOK/USD average daily exchange rate	6.92	7.32	(5%)		7.08	7.97	(11%)
Realized oil price (NOK/bbl)	204	196	4%		206	197	5%
Gas prices (NOK/scm)	1.04	0.94	11%		1.02	0.95	7%
Refining margin, FCC (USD/boe) [7]	3.8	3.2	19%		4.4	2.2	100%
Total oil and gas production (1000 boe/day) [8]	1,214	1,170	4%		1,080	1,074	1%
Total oil and gas liftings (1000 boe/day) [9]	1,179	1,182	0%		1,071	1,073	0%
Proven reserves (mill boe)	-	-	-		4,264	4,267	0%
Reserve replacement (year)	-	-	-		99%	98%	1%
Reserve replacement (3 year average)	-	-	-		95%	78%	22%
Finding & development cost (USD/boe, year)	-	-	-		7.7	5.3	48%
Finding & development cost (USD/boe, 3 year average)	-	-	-		5.9	6.2	(5%)
Production (lifting) cost (USD/boe, last 12 months)	-	-	-		3.2	3.0	9%
Production (lifting) cost normalized (USD/boe, last 12 months) [10]	-	-	-		2.8	2.9	(2%)

*Solely for the convenience of the reader, financial data for the fourth quarter and the year 2003 has been translated into US dollars at the rate of NOK 6.666 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2003.

	Fourth quarter				Year ended December 31,
	2003	2002		2003	2003	2002		2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Sales	64,960	64,612	1%	9,745	248,527	242,178	3%	37,283
Equity in net income (loss) of affiliates	295	(57)	N/A	44	616	366	68%	92
Other income	137	142	(4%)	21	232	1,270	(82%)	35

Total revenues	65,392	64,697	1%	9,810	249,375	243,814	2%	37,410

Cost of goods sold	38,848	38,961	0%	5,828	149,645	147,899	1%	22,449
Operating expenses	7,331	7,044	4%	1,100	26,651	28,308	(6%)	3,998
Selling, general and administrative expenses	915	1,467	(38%)	137	5,517	5,251	5%	828
Depreciation, depletion and amortization	4,819	5,135	(6%)	723	16,276	16,844	(3%)	2,442
Exploration expenses	827	894	(7%)	124	2,370	2,410	(2%)	356

Total expenses	52,740	53,501	(1%)	7,912	200,459	200,712	0%	30,072

Income before financial items, other items income taxes and minority interest	12,652	11,196	13%	1,898	48,916	43,102	13%	7,338

Net financial items	1,344	2,642	(49%)	202	1,399	8,233	(83%)	210
Other items	0	0	N/A	0	(6,025)	0	N/A	(904)
Income before income taxes and minority interest	13,996	13,838	1%	2,100	44,290	51,335	(14%)	6,644

Income taxes	(9,666)	(9,281)	4%	(1,450)	(27,447)	(34,336)	(20%)	(4,117)
Minority interest	(44)	(31)	42%	(7)	(289)	(153)	89%	(43)

Net income	4,286	4,526	(5%)	643	16,554	16,846	(2%)	2,483

	Fourth quarter				Year ended December 31,
	2003	2002		2003	2003	2002		2003
	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Financial data
ROACE (last 12 months)					18.7%	14.9%
ROACE (last 12 months, adjusted)					17.9%	14.8%
ROACE (last 12 months normalized)					12.4%	10.8%
Cash flows provided by operating activities (billion)	(3.8)	0.0	N/A	(0.6)	30.8	24.0	28%	4.6
Gross investments (billion)	66	6.7	(1%)	1.0	24.1	20.1	20%	3.6

Net Debt to Capital ratio					22.6%	28.7%

Income before financial items, other items, income taxes and minority interest was NOK 48.9 billion in 2003 compared to NOK 43.1 billion in 2002, an increase of 13 per cent. This increase was primarily due to 5 per cent higher realized oil prices and 7 per cent increase in gas prices measured in NOK, combined with oil- and gas production at the level of 2002. Downstream margins have been higher in 2003 than in 2002, which contributed to an improvement of income before financial items, income taxes and minority interest from Manufacturing and Marketing by NOK 1.9 billion. In 2002, Statoil recognized gain on the sale of NOK 1.0 billion before tax (NOK 0.7 billion after tax) of Statoil's activities on the Danish continental shelf. The income before financial items, other items, income taxes and minority interest in 2002 also included the write-down of the LL652 field in Venezuela of NOK 0.8 billion before tax (NOK 0.6 billion after tax), effectively reducing depreciation from 2002 to 2003. The reduction is partly offset by increased depreciation on the Norwegian Continental Shelf (NCS) related to the change in the Removal Grants Act and the start up of production on new fields with higher depreciation. Operating expense has been reduced in 2003 compared to 2002, mainly due to the fact that 2002 included operating expense related to the shipping activity, which was sold in the first half of 2003.

For the fourth quarter of 2003, Income before financial items, other items, income taxes and minority interest was NOK 12.7 billion compared to NOK 11.2 billion in the corresponding period of 2002. The improved results are mainly related to a 4 per cent increase in realized oil price and an 11 per cent increase in natural gas prices measured in NOK, as well as reduced depreciation combined with high liftings of oil and gas in line with the level in the fourth quarter of 2002. Income before financial items, other items, income taxes and minority interest in the fourth quarter of 2002 also included the write-down of the LL652 field in Venezuela. This is partly offset by the NOK 0.2 billion reduction in income from Manufacturing and Marketing from the fourth quarter of 2002 to the fourth quarter of 2003. This is mainly due to reduced contribution to results from Manufacturing activity and the loss of contribution from Navion, partly offset by the improved results from Borealis.

Total oil and gas liftings in 2003 amounted to 1,071,000 barrels of oil equivalent (boe) compared to 1,073,000 boe per day in 2002. Total oil and gas liftings in the fourth quarter of 2003 were 1,179,000 boe per day compared to 1,182,000 boe per day in the fourth quarter of 2002.

Total oil and gas production in 2003 was 1,080,000 boe per day compared to 1,074,000 boe per day in 2002. For the fourth quarter of 2003 total oil and gas production was 1,214,000 boe per day compared to 1,170,000 boe per day for the corresponding period of 2002.

Net financial items contributed with an income of NOK 1.4 billion in 2003, compared to income of NOK 8.2 billion in 2002, a reduction of NOK 6.8 billion. The change was mainly due to a strengthening of the NOK by NOK 0.29 against the USD during 2003, compared to a strengthening of the NOK by NOK 2.05 against the USD during 2002. Therefore the currency gains, mainly unrealized, related to the group's long-term debt were consequently significantly smaller in 2003.

Lower short-term USD interest rates reduced the interest costs on the group's long-term debt significantly in 2003 compared to 2002. The result from management of the portfolio of security investments, mainly in equity securities, provided a significant gain in 2003 compared to a loss in 2002.

For the fourth quarter of 2003, net financial items represented an income of NOK 1.3 billion compared to NOK 2.6 billion in the corresponding period of 2002, a reduction of NOK 1.3 billion. The change is mainly related to exchange rate effects on group borrowings.

Interest income and other financial income amounted to NOK 1.2 billion in 2003 compared to NOK 1.8 billion in 2002. The reduction is mainly due to lower interest income following the general reduction in interest rates in 2003 compared to 2002. For the fourth quarter of 2003 and 2002 interest income and other financial income were NOK 0.2 billion and NOK 0.7 billion, respectively.

Interest costs and other financial costs amounted to NOK 0.9 billion in 2003 compared to NOK 2.0 billion in 2002. The reduced costs are mainly due to lower short-term USD interest rates, which reduced the interest charge on the group's long-term debt, as well as shorter interest reset profiles and reduced average NOK/USD exchange rate in 2003 compared to 2002. For the fourth quarter of 2003 interest costs and other financial costs amounted to NOK 0.1 billion compared to NOK 0.2 billion for the corresponding period of 2002.

The Central Bank of Norway's closing rate for NOK/USD was 6.97 on December 31, 2002, 7.02 on September 30, 2003, and 6.68 on December 31, 2003. These exchange rates have been applied in Statoil's financial statements.

Other items. The Norwegian parliament voted in June 2003 to replace grants for costs related to the removal of installations on the NCS with an equivalent tax deduction for such costs. Previously, removal costs were refunded by the Norwegian state based on a percentage of the taxes paid over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil charged the receivable of NOK 6.0 billion from the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was recognized within Income taxes. As a result the net effect on the net income in 2003 was NOK 0.7 billion.

Income taxes in 2003 were NOK 27.4 billion, compared to NOK 34.3 billion in 2002. Adjusted for the repeal of the Removal Grants Act in the second quarter of 2003, income taxes were NOK 34.2 billion in 2003, equivalent to a tax rate of 67.9 per cent. The tax rate for 2002 was 66.9 per cent. The repeal of the Removal Grants Act in the second quarter of 2003, resulting in a charge of NOK 6.0 billion before tax and recognition of NOK 6.7 billion income in deferred tax assets. Adjusted for the effect of the repeal of the Removal Grants Act in the second quarter of 2003, the tax rate in 2003 was somewhat higher than in 2002, mainly due to reduced net financial items, which are taxed at a lower tax rate than the average tax rate for Statoil. The increase is partly offset by increased contribution from outside the Norwegian continental shelf.

For the fourth quarter of 2003 Income taxes were NOK 9.7 billion, equivalent to a tax rate of 69.1 per cent, compared to NOK 9.3 billion and 67.1 per cent for the fourth quarter of 2002. The tax rate in the fourth quarter of 2003 was higher than in the fourth quarter of 2002, which is mainly due to a decrease in net financial income.

Return on average capital employed (ROACE) after tax for 2003 was 18.7 per cent, compared to 14.9 per cent for 2002. Adjusted rate of return for 2003 was 17.9 per cent compared to 14.8 per cent for 2002. This increase was mainly due to improved results due to increased oil – and gas prices, as well as higher contribution from the downstream activity. Normalized ROACE (11) for 2003 was 12.4 per cent compared to 10.8 per cent for 2002. The increase of the normalized ROACE is mainly due to improvements in the underlying operations, related to a maintained high level of production, reduced costs, higher contribution from the downstream activities and balance sheet effects due to the development of the exchange rate.

The table below shows the reconciliations between reported, adjusted and normalized ROACE.

	Year ended December 31,
	2003	2003
	NOK	Calculated
(in millions)		ROACE % (A/B)

Net income for the last 12 months	16,554
Minority interests for the last 12 months	289
After-tax net financial items for the last 12 months	(496)

Net income adjusted for minority interests and net financial items after tax (A)	16,347	18.7%

Changes in the Removal Grants Act [II]	(687)
Net income adjusted for changes in the Removal Grants Act (A)	15,660	17.9%

Adjustments for costs In Salah, In Amenas	35
Effect of normalized prices and margins [III]	(6,998)
Effect of normalized NOK/ USD exchange rate [III]	1,712

Normalized net income (A)	10,410

Average capital employed [I] (B)	87,361
Adjustment average capital employed In Salah, In Amenas [IV]	(3,422)

Average capital employed adjusted for In Salah, In Amenas (B)	83,939

Normalized ROACE		12.4%

[I] For a reconciliation of capital employed see table in section Net debt to capital ratio below.
[II] For details see Note 2.
[III] For details see Notes 1 and 3.
[IV] Corresponds to 50% of prepayment, since the adjustments is only included in the closing balance of 2003.

Improvement program. Statoil has specified a set of improvement efforts necessary to reach its target of 12 per cent return on average capital employed in 2004, based on normalized assumptions. To meet this target, Statoil determined that, among other improvements, it would need to reduce certain costs and increase certain revenue items by a total of NOK 3.5 billion in 2004, compared to 2001. As at the end of the fourth quarter of 2003, Statoil has identified annual, sustainable improvements in both costs and revenues, which it estimates will contribute NOK 2.8 billion toward the NOK 3.5 billion target for 2004.

Cash flows provided by operating activities were NOK 30.8 billion in 2003, compared to NOK 24.0 billion in 2002. The increase of NOK 6.8 billion is primarily due to NOK 8.9 billion increase in cash flow before tax, mainly due to higher prices and margins, as well as increased working capital items of NOK 0.2 billion (excluding taxes payable, short-term debt and cash). Changes in working capital items resulting from the disposal of the subsidiary Navion in the second quarter of 2003, are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets. This is partly offset by a NOK 2.3 billion increase in taxes payable.

In 2003 a NOK 6.2 billion increase in deferred tax assets was recorded as income, of which the repeal of the Removal Grants Act represented NOK 6.7 billion. The deferred tax income was NOK 0.6 billion in 2002. As a result of the changes in legislation Statoil's claim of NOK 6.0 billion against the Norwegian state related to the Removal Grants Act. The net recording to income related to the repeal of the Removal Grants Act in the second quarter of 2003 amounted to NOK 0.7 billion, which had no cash effect in the period.

Cash flows used in investment activities were NOK 23.2 billion in 2003 compared to NOK 16.8 billion in 2002.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 24.1 billion in 2003, compared to NOK 20.1 billion in 2002.

This increase is mainly related to increased investments in the E&P Norway and International E&P business areas related to an increased number of development projects. The difference between cash flows to investment activities and gross investments is mainly related to the divestment of Navion in the second quarter of 2003. Furthermore the prepayment of the assets in Algeria, In Salah and In Amenas in the fourth quarter of 2003, is included in Cash flow used in investment activities, but is not reported as investment in 2003, awaiting approval by Algerian authorities.

	Fourth quarter				Year ended December 31,
Gross investments	2003	2002		2003	2003	2002		2003
(in billions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

- E&P Norway	3.3	3.2	4%	0.5	13.4	11.0	22%	2.0
- International E&P	2.5	1.9	29%	0.4	8.1	6.0	36%	1.2
- Natural Gas	0.2	0.3	(45%)	0.0	0.5	0.5	(9%)	0.1
- Manufacturing & Marketing	0.5	0.7	(32%)	0.1	1.5	1.8	(14%)	0.2
- Other	0.2	0.6	(62%)	0.0	0.5	0.8	(34%)	0.1

Total gross investment	6.6	6.7	(1%)	1.0	24.1	20.1	20%	3.6

Cash flows used in financing activities were NOK 7.9 billion in 2003 compared to NOK 4.6 billion in 2002. The amount reported in 2003 includes a dividend paid to shareholders of NOK 6.3 billion, while the dividend paid to shareholders in 2002 was NOK 6.2 billion.

New long-term borrowings in 2003 amounted to NOK 3.2 billion compared to NOK 5.4 billion in 2002. Repayment of long-term debt 2003 was NOK 2.8 billion compared to NOK 4.8 billion in 2002.

Cash, cash equivalents and short-term investments depend on oil-and gas prices, as well as the level of production, and were NOK 14.9 billion as of December 31, 2003, compared to NOK 12.0 billion as of December 31, 2002, an increase of NOK 2.9 billion.

Cash and cash equivalents were NOK 7.3 billion as of December 31, 2003, compared to NOK 6.7 billion as of December 31, 2002. Short-term investments in domestic and international capital markets, primarily in government bonds, amounted to NOK 7.6 billion as of December 31, 2003, compared to NOK 5.3 billion as of December 31, 2002.

The tax payment as of October 1, 2003, reduced cash, cash equivalents and short-term investments by NOK 15.3 billion, and the prepayment of In Salah and In Amenas reduced cash, cash equivalent and short term-investments by NOK 6.8 billion.

Working capital (total current assets less current liabilities) increased by NOK 3.0 billion from a negative working capital of NOK 1.3 billion at the end of 2002 to a positive working capital of NOK 1.7 billion at the end of 2003. This change is mainly the result of an increase in short-term investments of NOK 2.3 billion, as well as a reduction in short-term debt. Taking Statoil's established credit facilities, credit rating and access to capital markets into account, management considers the group's working capital to be satisfactory.

Interest-bearing debt. Gross interest-bearing debt was NOK 37.3 billion at the end of 2003 compared to NOK 37.1 billion at the end 2002. Despite new investments, interest-bearing debt is maintained relatively stable, mainly due to the access to liquidity.

Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result, nearly all of the company's interest-bearing debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt (12) was NOK 20.9 billion as of December 31, 2003 compared to NOK 23.6 billion as of December 31, 2002. Although total interest-bearing debt has slightly increased, net interest-bearing debt has been reduced, which is mainly due to an increase in cash, cash equivalents and short-term investments of NOK 2.9 billion during the period.

Net debt to capital ratio, defined as net interest-bearing debt to capital employed, was 22.6 per cent as of December 31, 2003, compared to 28.7 per cent as of December 31, 2002. The decrease in the net debt to capital ratio is mainly due to an increase in cash, cash equivalents and short-term investments, as well as increased shareholders' equity. Included in net debt to capital ratio for 2003 is also the prepayment of In Salah and In Amenas in Algeria, which reduced cash, cash equivalent and short term-investments by NOK 6.8 billion.

The table below displays the calculations of net interest-bearing debt and the net debt to capital ratio.

	Year ended December 31,
Net interest-bearing debt	2003	2002	2003
(in millions)	NOK	NOK	USD*

Short-term debt	4,287	4,323	643
Long-term debt	32,991	32,805	4,949

Gross interest-bearing debt	37,278	37,128	5,592

Cash and cash equivalents	(7,316)	(6,702)	(1,098)
Short-term investments	(7,556)	(5,267)	(1,134)

Cash and cash equivalents and short-term investments	(14,872)	(11,969)	(2,231)

Net debt before adjustment	22,406	25,159	3,361
Adjustment for project loan*	(1,500)	(1,567)	(225)

Net interest-bearing debt (A)	20,906	23,592	3,136

Total shareholders equity	70,174	57,017	10,527
Minority interests	1,483	1,550	222

Total equity and minority interests (B)	71,657	58,567	10,750

Capital employed (A+B)	92,563	82,159	13,886

Net debt to capital ratio (A/(A+B))	22.6%	28.7%	22.6%

*Adjustment for intercompany project financing through an external bank.

Exploration expenditure (including capitalized exploration expenditure) was NOK 2.4 billion in 2003 compared to NOK 2.5 billion in 2002. A total of 23 exploration and appraisal wells were completed during 2003, nine on the NCS and 14 internationally. A total of 17 of these wells resulted in discoveries. However some of these wells are not expected to be developed with existing technology and infrastructure, and are therefore expensed.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. A total of NOK 0.3 billion was expensed of previously capitalized exploration activity in 2003, and NOK 0.3 billion was capitalized of current period's activity. In 2003 exploration expenses amounted to NOK 2.4 billion, which is at the same level as the expense in 2002. In the fourth quarter of 2003, exploration expense is higher than the exploration activity due to the expense of the expenditure related to one well on the NCS, Ellida, and the Cong well in Ireland. This drilling activity was mainly capitalized at the beginning of the fourth quarter of 2003, but was expensed during the fourth quarter of 2003 after the evaluation of the wells was concluded.

The table below reconciles the period's exploration expenditure to exploration expenses.

	Fourth quarter				Year ended December 31,
Exploration	2003	2002		2003	2003	2002		2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Exploration expenditure	723	936	(23%)	108	2,445	2,507	(2%)	367
Expensed, previously capitalized exploration costs	1	47	(98%)	0	256	554	(54%)	38
Capitalized share of current period's exploration activity	103	(89)	216%	15	(331)	(651)	49%	(50)

Exploration expenses	827	894	(7%)	124	2,370	2,410	(2%)	356

Proved reserves at the end of 2003 were 4,264 million boe, compared to 4,267 million boe at the end of 2002, a reduction of 3 million boe. New reserves of 392 million boe were booked in 2003. Production in 2003 was 395 million boe compared to 388 million boe in 2002. The reserve replacement rate was 99 per cent in 2003, compared to 98 per cent in 2002, while the average three years' replacement rate was 95 per cent.

Production cost per boe for the last 12 months was USD 3.2 per boe for the year 2003, compared to USD 3.0 per boe for the year 2002. The increase compared to 2002 is due to a lower NOK/USD exchange rate, because costs are primarily incurred in NOK. Correspondingly, the production costs in NOK were NOK 22.8 per boe for the year 2003, compared to NOK 23.5 per boe in 2002. Normalized to a NOK/USD exchange rate of 8.20, in order to exclude currency effects, the production cost as for 2003 is USD 2.8 per boe compared to USD 2.9 per boe for 2002.

	Year ended December 31,
Production cost	2003	2002

Total production cost last 12 months (mill. NOK)	8,892	9,196
Production costs last 12 months E&P Norway (mill. NOK)	7,998	8,217
Normalized exchange rate (NOK/ USD)	8.20	8.20

Production cost last 12 months E&P Norway normalized to mill. USD	975	1,002
Production cost last 12 months E&P International (mill. USD)	127	123
Totalt production costs last 12 months (mill. USD)	1,102	1,125
Lifted volumes last 12 months (mill. boe)	391	392

Production cost per boe normalized at 8.20*	2.8	2.9

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20.

Health, safety and the environment. In 2003, unfortunately, two fatal accidents occurred related to Statoil's activity, both were contractor employees. No fatal accidents occurred in the fourth quarter of 2003. In 2002, Statoil was hit by six fatal accidents.

The total recordable injury frequency (the number of recordable injuries including both Statoil personnel and contractors per million working hours) was 6.0 in 2003, which is at the same level as in 2002. In the fourth quarter, however, the total recordable injury frequency has increased from 6.4 in the fourth quarter of 2002 to 6.5 in the fourth quarter of 2003.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) has been improved from 3.8 in 2002 to 3.2 in 2003. In the fourth quarter the serious incident frequency has improved to 3.0 in the fourth quarter of 2003 from 3.7 in the fourth quarter of 2002. Statoil has a sickness absence frequency of 3.5 per cent for 2003, compared to 3.4 per cent for 2002. Statoil works in order to strengthen the safety results even further.

The number of unintentional oil spills in 2003 was 542 compared to 432 in 2002. In the fourth quarter of 2003 the number of unintentional oil spills was 154 compared to 120 in the fourth quarter of 2002. The volume from unintentional oil spills was 288 scm in 2003 compared to 200 scm in 2002. In the fourth quarter of 2003, the volume from unintentional oil was 23 scm compared to 25 scm in the corresponding period of 2002.

Other information. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has issued a preliminary charge alleging violations of the Norwegian General Civil Penal Code provision concerning illegal influencing of foreign government officials and is conducting an investigation concerning a consulting agreement which Statoil entered into in 2002 with Horton Investments Ltd., a Turks and Caicos Island company, relating to Statoil's business development in Iran, to ascertain whether criminal acts of corruption have taken place. The consulting agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year term of the contract. Two payments totalling USD 5.2 million were made under the contract. The contract was terminated in September 2003. After the announcement of the investigation by Økokrim, Statoil's Chairman, Leif Terje Løddesøl, Chief Executive, Olav Fjell and Executive Vice President of International Exploration and Production, Richard John Hubbard, resigned from the Company.

The Company has also been notified by the U.S. Securities and Exchange Commission that the Commission is conducting an inquiry into the consultancy arrangement to determine if there have been any violations of U.S. federal securities laws and the Commission's Staff has issued a request for Statoil to provide certain documents and information concerning the agreement. In addition certain Iranian authorities have requested that Statoil provide information regarding the consultancy arrangement.

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under Net debt to capital ratio for a reconciliation of capital employed.
(2) Adjustments for the last 12 months consist of a positive effect related to the repeal of the Norway's Removal Grants Act in the second quarter of 2003 (net NOK 0.7 billion after tax). Adjustments made in the 2002 figures consisted of the sale of the exploration and operations activity on the Danish continental shelf in the third quarter of 2002 (profit NOK 1.0 billion before tax and NOK 0.7 billion after tax), as well as the mentioned write-down of the LL652 field in Venezuela in the fourth quarter of 2002.
(3) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. In the calculation of the normalized return, adjustments are made to exclude non-recurring items. The target is based on organic development and therefore the effects of the acquisition of the Algerian assets, In Salah and In Amenas are also excluded. Normalization is done in order to exclude factors that Statoil cannot influence from its performance targets. For reconciliation, see table following Return on average capital employed.
(4) The definition of the reserve replacement rate is additional new proved reserves, according to the SEC definition, including purchases and sales, all divided by produced volumes.
(5) The finding and development costs are calculated using costs of exploration and development divided by new proved reserves, according to the SEC definition, excluding reserves purchases and sales.
(6) The production cost is calculated as operating costs related to oil and natural gas divided by accumulated oil and natural gas production (lifting).
(7) FCC: fluid catalytic cracking.
(8) Oil volumes include condensate and NGL, exclusive of royalty oil.
(9) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field, production, are due to periodic over- or underliftings.
(10) For normalization of the production cost see table following Production cost.
(11) See footnote 3.
(12) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments.

E&P NORWAY

	Fourth quarter				Year ended December 31,
	2003	2002		2003	2003	2002		2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	16,913	16,341	4%	2,537	62,494	58,780	6%	9,375

Operating, general and administrative expenses	2,897	2,944	(2%)	435	11,438	11,546	(1%)	1,716
Depreciation, depletion and amortization	3,501	3,196	10%	525	12,102	11,861	2%	1,815
Exploration expenses	418	294	42%	63	1,365	1,420	(4%)	205

Total expenses	6,816	6,434	6%	1,023	24,905	24,827	0%	3,736

Income before financial items, income taxes and minority interest	10,097	9,907	2%	1,515	37,589	33,953	11%	5,639

Operational data
Realized oil price (USD/bbl)	29.4	26.8	10%		29.1	24.7l	18%

Liftings:
Oil (1000 bbl/day)	661	682	(3%)		652	667	(2%)
Natural gas (1000 boe/day)	415	399	4%		331	319	4%
Total oil and natural gas liftings (1000 boe/day)	1,076	1,081	0%		982	986	0%

Production:
Oil (1000 bbl/day)	701	684	3%		661	670	(1%)
Natural gas (1000 boe/day)	415	399	4%		331	319	4%
Total oil and natural gas production (1000 boe/day)	1,116	1,083	3%		991	989	0%

Income before financial items, income taxes and minority interest for E&P Norway was NOK 37.6 billion in 2003 compared to NOK 34.0 billion in 2002. The change is primarily due to a 5 per cent increase in realized oil price measured in NOK and a 4 per cent increased gas sales, equal to 12,000 boe per day, as well as reduced operating expense of plants and platforms. This is partly offset by 2 per cent decrease in lifting of oil as well as increased depreciation.

In the fourth quarter of 2003 income before financial items, income taxes and minority interest was NOK 10.1 billion compared to NOK 9.9 billion in the fourth quarter of 2002. The increase is primarily due to a 4 per cent increase in realized oil prices measured in NOK. This is partly offset by somewhat higher depreciation due to the new accounting standard for removal costs as well as somewhat higher operating expense of plants and platforms. Exploration expense has increased due to decreased capitalization of activity in the fourth quarter of 2003 compared to the fourth quarter of 2002. In the fourth quarter of 2003, the provision for losses for the remaining contract period related to long-term rig charters was reduced by NOK 0.2 billion as a consequence of the rigs now being employed for most of 2004. There has been an increase in provisions for future losses of NOK 0.4 billion for 2003 up to NOK 1.4 billion.

As a part of the improvement program E&P Norway has targeted realizing cost reductions and revenue improvements of NOK 1.2 billion in 2004 compared with 2001. At the end of 2003, E&P Norway has identified improvements which it estimates will give yearly savings for fiscal years from 2004 (as compared with 2001) of NOK 0.95 billion.

Average daily lifting of oil was 652,000 barrels (bbl) per day in 2003 compared to 667,000 bbl per day in 2003, while average daily production of oil was 661,000 bbl per day in 2003, compared to 670,000 per day in the corresponding period of 2002. At the end of 2003 this implied a net underlift situation of 9,000 boe per day. In the fourth quarter of 2003 average daily lifting of oil was 661,000 bbl per day compared to 682,000 bbl per day in the fourth quarter of 2002. Average daily production of oil in the fourth quarter of 2003 amounted to 701,000 bbl per day compared to 684,000 bbl per day in the fourth quarter of 2002.

The change from 2002 to 2003 is mainly related to reduced production from fields that have passed plateau level, including, among others Statfjord, Sleipner Øst and Norne. Regularity of production has also been somewhat lower, due to some operational difficulties on Visund, Åsgard, Snorre and Gullfaks. This reduction of production is partly offset by increased production from among others Sigyn, which started production in December 2002 and three new fields coming on stream in October 2003.

Average daily gas production was 331,000 boe per day in 2003 compared to 319,000 boe per day in 2002, an increase of 4 per cent. In the fourth quarter of 2003, average daily production of gas was 415,000 boe per day, compared to 399,000 boe per day in the fourth quarter of 2002. The increase from 2002 to 2003 is mainly due to the underlying growth in the volumes related to long-term gas sales contracts, as well as more short-term contracts.

Exploration expenditure (including capitalized exploration expenditure) amounted to NOK 1.2 billion in 2003 compared to NOK 1.4 billion in 2002. In the fourth quarter of 2003, exploration expenditure was NOK 0.4 billion, which is in line with the level of exploration expenditure in the fourth quarter of 2002.

Exploration expense was NOK 1.4 billion in 2003, which is in line with the level of expense in 2002. In the fourth quarter of 2003 exploration expense amounted to NOK 0.4 billion compared to NOK 0.3 billion for the corresponding period of 2002.

There was no writeoff of prior period's capitalized exploration expenditure in the fourth quarter of 2003, compared to a small writeoff in the fourth quarter of 2002.

Two exploration and appraisal wells were completed in the fourth quarter of 2003. In PL 281 (Ellida prospect in block 6405/7) an oil discovery was made. Production test, however showed weak production characteristics, but gives room for optimism concerning the prospectivity of the area. It is necessary to drill more wells in order to map the discovery. In PL 050 (block 34/10) a smaller gas and condensate discovery was made in the extension of a producing well. The discovery will be phased in to Gullfaks, and will start production already in 2004.

In 2003 a total of nine exploration and appraisal wells were completed on the NCS, of which six resulted in discoveries. As of December 31, 2003, there were no wells in progress. The rig Deep Sea Bergen finished drilling on the PL 124 Kappa prospect in January, 2004 without discovering hydrocarbons.

In the fourth quarter of 2003, Statoil was awarded four new operatorships in "Tildeling forhåndsdefinerte områder i 2003" (TFO 2003). Three of these are in the Halten/Nordland area in the Norwegian Sea, while the fourth is in the Troll/Sleipner area in the North Sea.

Three new fields came on stream in October, the Statoil operated fields Mikkel and Vigdis extension, as well as the Fram West field, which is operated by Norsk Hydro.

Four new development projects have been sanctioned during the fourth quarter of 2003, of which Statoil is operator for two: Åsgard Q-frame requires the building of a new well frame with corresponding pipelines from the Åsgard field and plans to start up early 2005. Gulltopp is a satellite field to Gullfaks, which will be produced through a far reaching well which will be drilled from the Gullfaks A platform. Drilling will commence in the autumn of 2004. The two other projects sanctioned for development where Statoil participates, were Ormen Lange, where PDO was submitted in December 2003, and gas deliveries are planned to start on October 1, 2007, and Oseberg Vestflanke.

With economic effect from January 1, 2004, Statoil acquired Norsk Hydro's 10 per cent interest in the Snøhvit field in the Barents Sea. Additionally, Statoil has acquired Svenska Petroleum's holding of 1.24 per cent. Statoil's holding in Snøhvit will consequently be 33.53 per cent. Additionally, Statoil sold 2 per cent of its share in the Kristin field (PL 199 and 134B) in the Norwegian Sea to Norsk Hydro. The transactions are subject to approval by the Norwegian authorities.

INTERNATIONAL E&P

	Fourth quarter				Year ended December 31,
	2003	2002		2003	2003	2002		2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	2,297	1,655	39%	345	6,980	6,769	3%	1,047

Operating, general and administrative expenses	879	652	35%	132	2,489	2,338	6%	373
Depreciation, depletion and amortization	684	1,174	(42%)	103	1,784	2,355	(24%)	268
Exploration expenses	409	601	(32%)	61	1,005	990	2%	151

Total expenses	1,972	2,427	(19%)	296	5,278	5,683	(7%)	792

Income before financial items, income taxes and minority interest	325	(772)	(142%)	49	1,702	1,086	57%	255

Operational data
Realized oil price (USD/bbl)	28.8	26.5	9%		27.6	23.7	16%

Liftings:
Oil (1000 bbl/day)	101	95	6%		86	82	5%
Natural gas (1000 boe/day)	3	7	(63%)		3	6	(57%)
Total oil and natural gas liftings (1000 boe/day)	103	102	1%		88	87	1%

Production:
Oil (1000 bbl/day)	95	80	18%		87	80	9%
Natural gas (1000 boe/day)	3	7	(63%)		3	6	(57%)
Total oil and natural gas production (1000 boe/day)	97	87	12%		89	86	4%

Income before financial items, income taxes and minority interest for International E&P was NOK 1.7 billion in 2003 compared to NOK 1.1 billion in 2002. For the fourth quarter of 2003 income before financial items, income taxes and minority interest was NOK 0.3 billion compared to a loss of NOK 0.8 billion in the fourth quarter of 2002. The increase in income before financial items, income taxes and minority interest from 2002 to 2003 is mainly related to a 16 per cent increased realized oil price measured in USD. This is partly offset by an 11 per cent weakening of the NOK/USD exchange rate.

The increase in income before financial items, income taxes and minority interest from the fourth quarter of 2002 to the fourth quarter of 2003 is mainly due to the write-down of the LL652 field in the fourth quarter of 2002, as well as higher oil prices measured in USD and higher lifting of oil. In addition exploration expense in the fourth quarter of 2003 was lower than in the fourth quarter of 2002. This is partly offset by the write-down of the Dunlin field in the UK of NOK 151 million in the fourth quarter of 2003, due to increased estimates for removal costs as well as reduced reserve estimates.

As a part of the improvement program International E&P has targeted realizing cost reductions and revenue improvements by the end of the fiscal year 2004 compared to 2001 of NOK 0.85 billion compared with 2001. At the end of 2003, International E&P has identified improvements which it estimates will contribute yearly savings for fiscal years from 2004 (as compared with 2001) of approximately NOK 0.6 billion.

Average daily lifting of oil increased from 81,500 bbl per day in 2002 to 85,600 bbl per day in 2003. Average daily production of oil increased from 79,700 bbl per day in 2002 to 86,500 bbl per day in 2003.

Liftings were 100,600 bbl per day in the fourth quarter of 2003 compared to 94,800 bbl per day in the corresponding period of 2002. Average daily production of oil in the fourth quarter of 2003 was 94,700 bbl per day compared to 80,200 bbl per day in the fourth quarter of 2002.

The increase in oil production from 2002 to 2003 is mainly related to the fields, Alba, Sincor, Girassol and Caledonia. Additionally, two new fields came on stream in Angola, Jasmim and Xikomba, in November 2003, and contributed with production volumes towards the end of 2003. Correspondingly, the sale of the Danish E&P operations in 2002 reduced production and lifted volumes. In 2002 the contribution from the activity in Denmark was approximately 6,600 boe per day.

Average daily gas production was 2,500 boe per day in 2003 compared to 5,900 boe per day in 2002. In the fourth quarter of 2003 average daily gas production was 2,600 boe per day, compared to 6,900 boe per day in the fourth quarter of 2002. The reduction in gas volumes is mainly due to a natural and expected reduction from the Jupiter field.

Exploration expenditure (including capitalized exploration expenditure) was NOK 1.2 billion in 2003, which is in line with the level of exploration expenditure in 2002. In the fourth quarter of 2003, exploration expenditure was NOK 0.3 billion, compared to NOK 0.5 billion in the fourth quarter of 2002.

Exploration expenses were NOK 1.0 billion in 2003, which is at the same level as in 2002.

In 2003 a total of 14 exploration and appraisal wells were completed internationally, of which 11 resulted in discoveries. During the fourth quarter of 2003, one exploration well was completed, the Cong-well in Ireland. The well turned out to be dry, and was therefore expensed in 2003.

The two fields, Jasmim in block 17 and Xikomba in block 15 in Angola, both started production according to plan in November 2003.

NATURAL GAS

	Fourth quarter				Year ended December 31,
	2003	2002		2003	2003	2002		2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	7,600	7,524	1%	1,140	25,087	24,536	2%	3,763

Cost of goods sold	4,019	4,728	(15%)	603	12,629	11,859	6%	1,895
Operating, selling and administrative expenses	1,703	1,341	27%	255	5,622	5,657	(1%)	843
Depreciation, depletion and amortization	121	155	(22%)	18	486	592	(18%)	73

Total expenses	5,843	6,224	(6%)	877	18,737	18,108	3%	2,811

Income before financial items, income taxes and minority interest	1,757	1,300	35%	264	6,350	6,428	(1%)	953

Operational data
Natural gas sales (bcm)	6.4	6.2	3%		20.8	19.6	6%
Natural gas price (NOK/Sm3)	1.04	0.94	11%		1.02	0.95	7%
Transfer price natural gas (NOK/Sm3)	0.58	0.55	5%		0.59	0.50	18%
Regularity at delivery point (%)	99.9%	100.0%	0%		99.9%	100.0%	0%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 6.4 billion in 2003, which is slightly lower than in 2002. Gas sales for the year 2003 were 20.8 billion standard cubic meters (bcm), compared to 19.6 bcm in 2002, an increase of 6 per cent. Of the total gas sales, Statoil produced 19.1 billion bcm. The effect of increased gas sales and higher external gas prices compared to 2002 was offset by 18 per cent increased transfer price between Natural Gas and E&P Norway.

Gas prices in 2003 were NOK 1.02 per scm in 2003 compared to NOK 0.95 per scm in 2002, an increase of 7 per cent. The increased price is mainly due to the increase in the NOK/EUR exchange rate. Gas volumes sold were higher in 2003 than in 2002, due to an increase in the contract portfolio, among others due to the start up of delivery under the Centrica contract. Cost of goods sold increased by 6 per cent, mainly due to higher transfer price for gas as well as higher volumes of both Statoil produced volumes as well as external volumes.

For the fourth quarter of 2003 income before financial items, income taxes and minority interest was NOK 1.8 billion compared to NOK 1.3 billion in the fourth quarter of 2002. Gas sales in the fourth quarter of 2003 were 6.4 bcm as compared to 6.2 bcm in the fourth quarter of 2002. Of the gas volumes sold in the fourth quarter of 2003, Statoil produced 6.0 bcm. Operating expense has increased primarily due to increased costs of transportation related to increased volumes. Gas prices in the fourth quarter of 2003 were NOK 1.04 compared to NOK 0.94 in the fourth quarter of 2002, an increase of 11 per cent.

As a part of the improvement program Natural Gas has targeted realizing cost reductions and revenue improvements by the end of 2004 of NOK 0.5 billion compared with 2001. At the end of 2003, Natural Gas has identified improvements which it estimates will give yearly savings for fiscal years from 2004 (as compared with 2001) of NOK 0.5 billion.

In 2003, a total of NOK 62 million was expensed related to an estimated change in the value of gas sales contracts that are valued at market price, compared to a loss related to these contracts of NOK 115 million in 2002.

On December 4, 2003, the license partners of the Ormen Lange project, decided on and submitted PPO (Plan for plant and operation) for the building of the pipeline Langeled from Nyhamn, close to the Ormen Lange field, to Easington in the UK. The southern part from the Sleipner field to Easington will according to plan be in operation from 2006. The Ormen Lange field as well as the northern part of the pipeline is planned to start up in 2007.

Statoil has in January 2004 disposed of its 5.26 per cent holding in the German gas company Verbundnetz Gas (VNG) and has transferred its shares to EWE Aktiengesellschaft. The sale will be recorded in the first quarter of 2004.

Statoil and the Polish Oil and Gas company (POGC) agreed that there was no basis for the previous gas sales agreement.

MANUFACTURING & MARKETING

	Fourth quarter				Year ended December 31,
	2003	2002		2003	2003	2002		2003
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	55,551	55,050	1%	8,333	218,642	211,152	4%	32,800

Cost of goods sold	51,481	50,040	3%	7,723	200,453	193,353	4%	30,071
Operating, selling and administrative expenses	3,127	3,696	(15%)	469	13,215	14,476	(9%)	1,982
Depreciation, depletion and amortization	345	491	(30%)	52	1,419	1,686	(16%)	213

Total expenses	54,953	54,227	1%	8,244	215,087	209,515	3%	32,266

Income before financial items, income taxes and minority interest	598	823	(27%)	90	3,555	1,637	117%	533

Operational data
FCC margin (USD/bbl)	3.8	3.2	19%		4.4	2.2	100%
Contract price methanol (EUR/ton)	190	208	(9%)		226	172	31%
Petrochemical margin (EUR/ton)	117	68	72%		119	107	11%

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in 2003 was NOK 3.6 billion compared to NOK 1.6 billion in 2002. For the fourth quarter of 2003 income before financial items, income taxes and minority interest was NOK 0.6 billion compared to NOK 0.8 billion in the fourth quarter of 2002.

Income before financial items, income taxes and minority interests in 2002 included a contribution from Navion of NOK 0.4 billion, while the contribution from Navion, including gain from the sale, in 2003 was NOK 0.5 billion until the shipping activity was sold to Teekay, effective April 7, 2003. The income from Navion in the fourth quarter of 2002 was NOK 0.2 billion.

As a part of the improvement program Manufacturing and Marketing has targeted realizing cost reductions and revenue improvements by the end of 2004 of NOK 0.95 billion compared with 2001. At the end of 2003, Manufacturing and Marketing has identified improvements which it estimates will give yearly savings for fiscal years from 2004 (as compared with 2001) of NOK 0.75 billion.

In oil trading income before financial items, income taxes and minority interest in 2003 was NOK 1.2 billion, compared to NOK 0.9 billion in 2002. The improvement is mainly due to improved results from crude oil sales as well as larger contribution from leased refinery capacity. In the fourth quarter of 2003 income before financial items, income taxes and minority interests was NOK 0.1 billion, compared to NOK 0.4 billion in the corresponding period in 2002. The change is mainly due to volume effects on inventories.

Income before financial items, income taxes and minority interest from manufacturing in 2003 was NOK 1.1 billion, compared to a loss of NOK 0.2 billion in 2002. In 2003 the average refining margin, the FCC margin, was USD 4.4 per barrel compared to USD 2.2 per barrel in 2002. In NOK, the increase was lower, because of the strengthening of the NOK against the USD. As a result of a different composition of the products, the margins at Statoil's refineries, compared to a "standard FCC-refinery", have in periods been below the FCC margin. The average contract price of methanol was EUR 226 per tonne in 2003 compared to EUR 172 per tonne in 2002. The price increase in NOK was strengthened by the development in the NOK/EUR exchange rate during 2003. In the fourth quarter of 2003 the income before financial items, income taxes and minority interests was NOK 0.2 billion compared to an income around zero in the fourth quarter of 2002. The increase is mainly related to FCC-margin increasing from USD 3.2 per barrel in the fourth quarter of 2002 to USD 3.8 per barrel in the corresponding period of 2003.

In retail marketing income before financial items, income taxes and minority interest in 2003 was NOK 0.7 billion compared to NOK 0.6 billion in 2002. Several countries have shown a positive development, except retail in Denmark. In the fourth quarter of 2003, income before financial items, income taxes and minority interest was NOK 0.1 billion for retail marketing compared to NOK 0.3 billion in the corresponding period of 2002. The change is mainly related to the fact that income in the fourth quarter of 2002 was especially high due to high sold volumes as a consequence of the cold winter in 2002. On the initiative of ICA, a non-binding letter of intent has been signed with ICA AB, covering the repurchase of ICA's 50 per cent holding in Statoil Detaljhandel Skandinavia AS (SDS). A final agreement requires the approval of the boards of Statoil and ICA, and is expected to be finalized during spring 2004.

Borealis' income in 2003 was NOK 0.1 billion, compared to a loss of NOK 0.1 billion in 2002. The average margin was up from EUR 107 per tonne in 2002, to EUR 119 per tonne in 2003, and production increased by 2 per cent. In the fourth quarter of 2003, income was NOK 0.2 billion, compared to a loss of NOK 0.1 billion for the corresponding period of 2002. This is mainly due to higher margins, which increased from EUR 67 per tonne in the fourth quarter of 2002, to EUR 117 per tonne in the corresponding period of 2003.

USE OF NON-GAAP FINANCIAL MEASURES

The U.S. Securities and Exchange Commission adopted regulations regarding the use of "non-GAAP financial measures" in public disclosures, effective March 28, 2003. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP. Return on Average Capital Employed (ROACE), normalized Return on Average Capital Employed (normalized ROACE), normalized production cost per barrel, and adjusted income taxes, among other things, may be considered such measures.

Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by management as providing useful information, both for management and investors, regarding performance for the period under evaluation. Statoil's management makes regular use of this measure to evaluate its operations.

Statoil uses normalized ROACE to measure the return on capital employed, while excluding the effects of the market development over which Statoil has no control. Therefore the effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are excluded from the normalized figure. The normalized ROACE is based on an organic development and 2003 figures exclude the effects related to the acquisition of the two Algerian assets from BP, In Salah and In Amenas. This measure is viewed by management as providing a better understanding of Statoil's underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil's management makes regular use of this measure to evaluate its operations.

Normalized production cost per barrel in USD is used to evaluate the underlying development in the production cost. Statoil's production costs are mainly incurred in NOK. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant.

For 2003 the change in legislation to replace governmental grants for expenditures related to removal of installations on the Norwegian continental shelf (NCS) with ordinary tax deduction for such costs has been adjusted from income taxes in the discussion. Income taxes have in the discussion been adjusted for this positive effect in order to show what Statoil believes better shows the real tax costs for 2003.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts and estimates in E&P Norway and International E&P, targets, costs and margins; start-up dates for downstream activities; performance and growth targets; product prices; closing of future transactions; expected investment level in the business segments; and expected exploration and development activities or expenditures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2002 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Special note regarding forward-looking non-GAAP financial information

The information contained herein on the improvement program may contain forward-looking non-GAAP financial information for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Forward-looking statements involve risks and uncertainties and actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the factors described above under the heading "Forward-Looking Statements" and in Statoil's Annual Report on Form 20-F which can be found on Statoil's website at www.Statoil.com.

CONSOLIDATED STATEMENTS OF INCOME USGAAP

	For the three months ended December 31,		For the year ended December 31,
	2003	2002	2003	2002
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(note 1)

REVENUES
Sales	64,960	64,612	248,527	242,178
Equity in net income (loss) of affiliates	295	(57)	616	366
Other income	137	142	232	1,270

Total revenues	65,392	64,697	249,375	243,814

EXPENSES
Cost of goods sold	(38,848)	(38,961)	(149,645)	(147,899)
Operating expenses	(7,331)	(7,044)	(26,651)	(28,308)
Selling, general and administrative expenses	(915)	(1,467)	(5,517)	(5,251)
Depreciation, depletion and amortization	(4,819)	(5,135)	(16,276)	(16,844)
Exploration expenses	(827)	(894)	(2,370)	(2,410)

Total expenses before financial items	(52,740)	(53,501)	(200,459)	(200,712)

Income before financial items, other items, income taxes and minority interest	12,652	11,196	48,916	43,102

Net financial items	1,344	2,642	1,399	8,233
Other items	0	0	(6,025)	0

Income before income taxes and minority interest	13,996	13,838	44,290	51,335

Income taxes	(9,666)	(9,281)	(27,447)	(34,336)
Minority interest	(44)	(31)	(289)	(153)

Net income	4,286	4,526	16,554	16,846

Net income per ordinary share	1.98	2.09	7.64	7.78

Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,626	2,166,143,693	2,165,422,239

See notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS USGAAP

	At December 31,
	2003	2002
(in NOK million)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	7,316	6,702
Short-term investments	7,556	5,267

Cash, cash equivalents and short-term investments	14,872	11,969

Accounts receivable	28,048	32,057
Accounts receivable - related parties	2,144	1,893
Inventories	4,993	5,422
Prepaid expenses and other current assets	9,112	6,856

Total current assets	59,169	58,197

Investments in affiliates	11,022	9,629
Long-term receivables	14,261	7,138
Net property, plant and equipment	126,528	122,379
Other assets	10,620	8,087

TOTAL ASSETS	221,600	205,430

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	4,287	4,323
Accounts payable	17,977	19,603
Accounts payable - related parties	6,114	5,649
Accrued liabilities	11,454	11,590
Income taxes payable	17,676	18,358

Total current liabilities	57,508	59,523

Long-term debt	32,991	32,805
Deferred income taxes	37,849	43,153
Other liabilities	21,595	11,382

Total liabilities	149,943	146,863

Minority interest	1,483	1,550

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474
Treasury shares, 23,441,885 shares	(59)	(59)
Additional paid-in-capital	37,728	37,728
Retained earnings	27,627	17,355
Accumulated other comprehensive income (loss)	(596)	(3,481)

Total shareholders' equity	70,174	57,017

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	221,600	205,430

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

	For the year ended
	December 31,
	2003	2002
(in NOK million)	(unaudited)	(note 1)

OPERATING ACTIVITIES
Consolidated net income	16,554	16,846

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	289	153
Depreciation, depletion and amortization	16,276	16,844
Exploration expenditures written off	256	554
(Gains) losses on foreign currency transactions	781	(8,771)
Deferred taxes	(6,177)	628
(Gains) losses on sales of assets and other items	5,719	(1,589)

Changes in working capital (other than cash and cash equivalents):
- (Increase) decrease in inventories	349	(146)
- (Increase) decrease in accounts receivable	2,054	(6,211)
- (Increase) decrease in other receivables	(1,511)	3,107
- (Increase) decrease in short-term investments	(2,289)	(3,204)
- Increase (decrease) in accounts payable	(949)	4,118
- Increase (decrease) in other payables	678	(645)
- Increase (decrease) in taxes payable	(682)	1,740

(Increase) decrease in non-current items related to operating activities	(551)	599

Cash flows provided by operating activities	30,797	24,023

INVESTING ACTIVITIES
Additions to property, plant and equipment	(22,075)	(17,907)
Exploration expenditures capitalized	(331)	(652)
Change in long-term loans granted and other long-term items	(7,682)	(1,495)
Proceeds from sale of assets	6,890	3,298

Cash flows used in investing activities	(23,198)	(16,756)

FINANCING ACTIVITIES
New long-term borrowings	3,206	5,396
Repayment of long-term borrowings	(2,774)	(4,831)
Distribution to minority shareholders	(356)	(173)
Dividends paid	(6,282)	(6,169)
Net short-term borrowings, bank overdrafts and other	(1,656)	1,146

Cash flows used in financing activities	(7,862)	(4,631)

Net increase (decrease) in cash and cash equivalents	(263)	2,636

Effect of exchange rate changes on cash and cash equivalents	877	(329)
Cash and cash equivalents at beginning of the year	6,702	4,395

Cash and cash equivalents at end of the year	7,316	6,702

Changes in working capital items resulting from the disposal of the subsidiary Navion in the second quarter of 2003, are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets.

See notes to the consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2002 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2002. Certain reclassifications have been made to prior periods' figures to be consistent with current period's classifications.

In conjunction with a partial privatization of Statoil in June 2001, the Norwegian State restructured its holdings in oil and gas properties on the Norwegian Continental Shelf. In this restructuring, the Norwegian State transferred to Statoil certain properties from the State's Direct Financial Interests (SDFI) to Statoil with a book value of approximately NOK 30 billion, in consideration for which NOK 38.6 billion in cash plus interest and currency fluctuation from the valuation date of NOK 2.2 billion (NOK 0.7 billion after tax), and certain pipeline and other assets with a net book value of NOK 1.5 billion were transferred to the Norwegian State. The transaction was completed June 1, 2001 with a valuation date of January 1, 2001 with the exception of the sale of an interest in the Mongstad terminal which had a valuation date of June 1, 2001.

The total amount paid to the Norwegian State was financed through a public offering of shares for NOK 12.9 billion, issuance of new debt of NOK 9 billion and the remainder from existing cash and short-term borrowings.

The transfers of properties from the SDFI have been accounted for as transactions among entities under common control and, accordingly, the results of operations and financial position of these properties have been combined with those of Statoil at their historical book value for all periods presented. However, certain adjustments have been made to the historical results of operations and financial position of the properties transferred to present them as if they had been Statoil's for all periods presented. These adjustments primarily relate to imputing of income taxes and capitalized interest, and calculation of royalty paid in kind consistent with the accounting policies used to prepare the consolidated financial statements of Statoil. Income taxes, capitalized interest and royalty paid in kind are imputed in the same manner as if the properties transferred to Statoil had been Statoil's for all periods presented. Income taxes have been imputed at the applicable income tax rate. Interest is capitalized on construction in progress based on Statoil's weighted average borrowing rate and royalties paid in kind are imputed based on the percentage applicable to the production for each field. The contribution of properties from SDFI to Statoil is considered a contribution of capital and is presented as additional paid-in capital in shareholder's equity at the beginning of January 1, 1996. Properties transferred from Statoil to the Norwegian State are not given retroactive treatment as these properties were not historically managed and financed as if they were autonomous. The cash payment and net book value of properties transferred to the Norwegian State in excess of the net book value of the properties transferred to Statoil, is shown as a dividend. The final cash payment is contingent upon review by the Norwegian State, which is expected to be completed in 2004. The adjustment to the cash payment, if any, will be recorded as a capital contribution or dividend as applicable.

From June 2001, Statoil no longer acts as an agent to sell SDFI oil production to third parties. As such, all purchases and sales of SDFI oil production are recorded as Cost of goods sold and Sales, respectively, whereas before, the net result of any trading activity was included in Sales.

Statoil has adjusted the formula for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas, see note 3.

In June 2001, the FASB issued FAS 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new standard resulted in an increase in net property, plant and equipment of NOK 2.8 billion, an increase in accrued asset retirement obligation of NOK 7.1 billion, a reduction in deferred tax assets of NOK 1.5 billion, and a long-term receivable of NOK 5.8 billion. The receivable represents the expected refund by the Norwegian State of an amount equivalent to the actual removal costs multiplied by the effective tax rate over the productive life of the assets. Until changes in the legislation in June 2003 removal costs on the Norwegian continental shelf were, unlike decommissioning costs, not deductible for tax purposes. The implementation effect of NOK 33 million after tax is recorded as Operating expenses in the segment Other and eliminations. If the standard had been applied as of the beginning of the prior year the impact to the fourth quarter 2002 results and for the year 2002 would have been immaterial.

The Norwegian Parliament decided in June 2003 to replace governmental refunds for removal costs on the Norwegian continental shelf with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian State based on the company's percentage for taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil has charged the receivable of NOK 6.0 billion against the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion has been taken to income under Income taxes.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 12 months and cash flows related to interest payments over a period not exceeding 13 months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended December 31, 2003. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 6 million (after tax). The net amount reclassified into earnings during the quarter was NOK 13 million (after tax). At December 31, 2003, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 24 million (after tax), of which an immaterial amount will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended December 31, 2003 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended December 31, 2003. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

A new method for calculating the inter-segment price for deliveries of natural gas from Exploration and Production Norway to Natural Gas was adopted from January 1, 2003. The new price amounts to NOK 0.32 per standard cubic meter, adjusted quarterly by the average USD oil price over the last six months in proportion to USD 15. The new price applies to all volumes, while previously the price was calculated on a field-by-field basis, and the formula used differentiated between gas fields and fields delivering associated gas. The new method is partly a result of the Norwegian Gas Negotiating Committee being abolished, and replaced by company-based sales. Prior periods have been adjusted to reflect the new pricing formula.

Segment data for the three months and the years ended December 31, 2003 and 2002 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended December 31, 2003
Revenues third party	986	927	7,408	55,327	449	65,097
Revenues inter-segment	15,868	1,370	125	26	(17,389)	0
Income (loss) from equity investments	59	0	67	198	(29)	295

Total revenues	16,913	2,297	7,600	55,551	(16,969)	65,392

Income before financial items, other items, income taxes and minority interest	10,097	325	1,757	598	(125)	12,652
Segment income taxes	(7,397)	(143)	(1,202)	(159)	(49)	(8,950)

Segment net income	2,700	182	555	439	(174)	3,702

Three months ended December 31, 2002
Revenues third party	620	1,456	7,430	55,008	240	64,754
Revenues inter-segment	15,797	199	48	35	(16,079)	0
Income (loss) from equity investments	(76)	0	46	7	(34)	(57)

Total revenues	16,341	1,655	7,524	55,050	(15,873)	64,697

Income before financial items, other items, income taxes and minority interest	9,907	(772)	1,300	823	(62)	11,196
Segment income taxes	(7,480)	236	(908)	(246)	9	(8,389)

Segment net income	2,427	(536)	392	577	(53)	2,807

Year ended December 31, 2003
Revenues third party	2,250	2,522	24,420	218,169	1,398	248,759
Revenues inter-segment	60,170	4,458	445	120	(65,193)	0
Income (loss) from equity investments	74	0	222	353	(33)	616

Total revenues	62,494	6,980	25,087	218,642	(63,828)	249,375

Income before financial items, other items, income taxes and minority interest	37,589	1,702	6,350	3,555	(280)	48,916
Segment income taxes	(27,869)	(653)	(4,416)	(755)	(15)	(33,708)

Segment net income	9,720	1,049	1,934	2,800	(295)	15,208

Year ended December 31, 2002
Revenues third party	1,706	5,749	24,236	210,653	1,104	243,448
Revenues inter-segment	57,075	1,020	168	194	(58,457)	0
Income (loss) from equity investments	(1)	0	132	305	(70)	366

Total revenues	58,780	6,769	24,536	211,152	(57,423)	243,814

Income before financial items, other items, income taxes and minority interest	33,953	1,086	6,428	1,637	(2)	43,102
Segment income taxes	(25,297)	(381)	(4,687)	(401)	(20)	(30,786)

Segment net income	8,656	705	1,741	1,236	(22)	12,316

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, segment income tax and net income can be reconciled to income taxes and net income per the Consolidated Statements of Income as follows:

(in NOK million)	For the three months ended December 31,		For the year ended December 31,
	2003	2002	2003	2002

Segment net income	3,702	2,807	15,208	12,316
Net financial items	1,344	2,642	1,399	8,233
Other items (see note 1)	0	0	(6,025)	0
Change in deferred tax due to new legislation (see note 1)	0	0	6,712	0
Tax on financial items and other tax adjustments	(716)	(892)	(451)	(3,550)
Minority interest	(44)	(31)	(289)	(153)

Net income	4,286	4,526	16,554	16,846

Segment income taxes	8,950	8,389	33,708	30,786
Change in deferred tax due to new legislation (see note 1)	0	0	(6,712)	0
Tax on financial items and other tax adjustments	716	892	451	3,550

Income taxes	9,666	9,281	27,447	34,336

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to net income for the reported periods.

	At December 31,
(in NOK million)	2003	2002

Crude oil	2,192	2,766
Petroleum products	2,470	2,647
Other	1,065	844

Total - inventories valued on a FIFO basis	5,727	6,257
Excess of current cost over LIFO value	(734)	(835)

Total	4,993	5,422

5. SHAREHOLDERS' EQUITY

For the year ended December 31, 2003 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

At January 1, 2003	57,017
Net income for the year	16,554
Dividends paid	(6,282)
Foreign currency translation adjustment	2,884
Minimum pension liability	(93)
Derivatives designated as cash flow hedges	94

Shareholders' equity at December 31, 2003	70,174

The following sets forth Statoil's Comprehensive income for the periods and years shown:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2003	2002	2003	2002

Net income	4,286	4,526	16,554	16,846
Foreign currency translation adjustment	(381)	(999)	2,884	(5,318)
Minimum pension liability	(93)	0	(93)	0
Derivatives designated as cash flow hedges	7	(23)	94	(116)

Comprehensive income	3,819	3,504	19,439	11,412

6. FINANCIAL ITEMS

	For the three months		For the year ended
	ended December 31,		December 31,
(in NOK million)	2003	2002	2003	2002

Interest and other financial income	191	694	1,236	1,768
Currency exchange adjustments, net	1,004	2,100	98	9,009
Interest and other financial expenses	(84)	(247)	(877)	(1,952)
Realized and unrealized gain (loss) on securities, net	233	95	942	(592)

Net financial items	1,344	2,642	1,399	8,233

7. PROVISION FOR RIG RENTAL CONTRACTS

Statoil provides for estimated losses on long-term fixed price rental agreements for mobile drilling rigs. The losses are calculated as the difference between estimated market rates and actual rates in the agreements.

The rig provision increased from NOK 960 million to NOK 1,360 million during 2003. Based on new contracts entered into, the provision is decreased by NOK 200 million in the fourth quarter of 2003.

8. COMMITMENTS AND CONTINGENT LIABILITIES

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on best judgment. It is not expected that either the financial position, results of operations or cash flows will be materially adversely affected by the resolution of these legal proceedings.

On October 10, 2003 the Norwegian Supreme Court ruled in the case raised by Statoil and several other companies against the Norwegian State, represented by the Ministry of Finance, regarding the tax assessment of income from the joint venture Statpipe for the years 1993 and 1994. The Supreme Court instructed the Oil Taxation Board to reassess the basis for taxation. The ruling will also affect subsequent years. The effect of the reassessment can not be estimated with a reasonable degree of certainty. For accounting purposes, the disputed taxes have been expensed.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has issued a preliminary charge alleging violations of the Norwegian General Civil Penal Code provision concerning illegal influencing of foreign government officials and is conducting an investigation concerning a consulting agreement which Statoil entered into in 2002 with Horton Investments Ltd. The Company has also been notified by the U.S. Securities and Exchange Commission that the Commission is conducting an inquiry into the consultancy arrangement to determine if there have been any violations of U.S. federal securities laws.

9. SUBSEQUENT EVENTS

Statoil and BP signed an agreement in June 2003 whereby Statoil will acquire 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas condensate project, both in Algeria. Statoil has paid BP USD 740 million, and has in addition covered the expenditures incurred after January 1, 2003 related to the acquired interests. As part of the agreement, the two companies will work together with Sonatrach, the Algerian State Oil and Gas Company, in a joint operation of the two projects under development in Algeria. Following this transaction, Statoil will have a 31.85 per cent interest in the In Salah revenue sharing contract and a 50 per cent interest in the In Amenas production sharing contract. In September 2003 Sonatrach confirmed that they will not exercise their pre-emption rights. The terms of the agreement were submitted to the European Commission for clearance of change of control of the In Salah gas project under the EU Merger Control Regulation, and were approved by EU in December 2003. In addition, amendments to the two projects' co-operation agreements implementing Statoil as participant in the projects will be submitted to the Algerian Ministry of Energy and Mining, the Algerian petroleum industry regulator, for necessary approval by the Council of Ministers and final authorization of the transaction through gazettal publication. The payments made by Statoil have been accounted for as long-term prepayments at year end 2003, pending such final approval.

ICA AB and Statoil have signed a non-binding letter of intent covering the acquisition by Statoil of ICA's holding in Statoil Detaljhandel Skandinavia AS (SDS). ICA and Statoil currently own 50 per cent each of SDS. Subject to approval by the boards of Statoil and ICA, the finalized deal is expected to be implemented during the spring of 2004.

In January 2004, Statoil acquired in all 11.24 per cent of the Snøhvit Field, 10 per cent from Norsk Hydro and 1.24 per cent from Svenska Petroleum, respectively. Following these transactions, Statoil will own 33.53 per cent of the Snøhvit Field. The transactions will be made with economic effect from January 1, 2004 and are subject to approval by the Norwegian authorities.

In January 2004, Statoil sold its 5.26 per cent shareholding in the German company Verbundnetz Gas, generating a before tax profit of approximately NOK 0.6 billion (approximately NOK 0.4 billion after tax).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 11, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer

PRESS RELEASE:

Statoil strengthened profitability in 2003

Statoil ASA (OSE: STL, NYSE: STO) delivered a reported income before financial items, other items, income taxes and minority interest of NOK 48.9 billion in 2003, as against NOK 43.1 billion the year before. This represents a 13 per cent increase. Net income for the year was NOK 16.6 billion as against NOK 16.8 billion in 2002.

Income before financial items, other items, tax and minority interests for the fourth quarter of 2003 came to NOK 12.7 billion, compared with NOK 11.2 billion for the same period of the year before. Net income for the quarter amounted to NOK 4.3 billion as against NOK 4.5 billion in the same period of 2002.

Return on capital employed after tax(1) was 18.7 per cent compared with 14.9 per cent in 2002. Adjusted for special items(1), the return was 17.9 per cent as against 14.8 per cent. Normalised(1) for prices, margins and currency effects, the return came to 12.4 per cent compared with 10.8 per cent in 2002.

Earnings per share were NOK 7.64 per cent for 2003 as a whole compared with NOK 7.78 the year before, and NOK 1.98 for the fourth quarter of 2003 as against NOK 2.09 in the same period of 2002.

"We are continuing to deliver strong results, including new production records for both oil and gas in the fourth quarter," says acting chief executive Inge K Hansen. "Greater production than expected, higher oil and gas prices and good results from downstream operations strengthened our income before financial items by comparison with 2002. And we also witnessed a positive currency effect on financial items, although this was considerably smaller than in 2002. This means that our annual result was on a par with the year before."

(in millions,	Fourth quarter				Year ended December 31,
except	2003	2002		2003	2003	2002		2003
share data)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	65,392	64,697	1%	9,810	249,375	243,814	2%	37,410

E&P Norway	10,097	9,907	2%	1,515	37,589	33,953	11%	5,639
International E&P	325	(772)	N/A	49	1,702	1,086	57%	255
Natural Gas	1,757	1,300	35%	264	6,350	6,428	(1%)	953
Manufacturing & Marketing	598	823	(27%)	90	3,555	1,637	117%	533
Other	(125)	(62)	(102%)	(19)	(280)	(2)	N/A	(42)

Income before financial items, other items, income taxes and minority interest	12,652	11,196	13%	1,898	48,916	43,102	13%	7,338

Net financial items	1,344	2,642	(49%)	202	1,399	8,233	(83%)	210
Other items	0	0	N/A	0	(6,025)	0	N/A	(904)
Income before income taxes and minority interest	13,996	13,838	1%	2,100	44,290	51,335	(14%)	6,644

Income taxes	(9,666)	(9,281)	(4%)	(1,450)	(27,447)	(34,336)	(20%)	(4,117)
Minority interest	(44)	(31)	42%	(7)	(289)	(153)	89%	(43)

Net income	4,286	4,526	(5%)	643	16,554	16,846	(2%)	2,483

Earnings per share	1.98	2.09	(5%)	0.30	7.64	7.78	(2%)	1.15
Weighted average number of ordinary shares outstanding	2,166,143,715	2,166,143,626			2,166,143,693	2,165,422,239

	Fourth quarter				Year ended December 31,
	2003	2002	change		2003	2002	change

Operational data
Realized oil price (USD/bbl)	29.4	26.8	10%		29.1	24.7	18%
NOK/USD average daily exchange rate	6.92	7.32	(5%)		7.08	7.97	(11%)
Realized oil price (NOK/bbl)	204	196	4%		206	197	5%
Gas prices (NOK/scm)	1.04	0.94	11%		1.02	0.95	7%
Refining margin, FCC (USD/boe) [7]	3.8	3.2	19%		4.4	2.2	100%
Total oil and gas production (1000 boe/day) [8]	1,214	1,170	4%		1,080	1,074	1%
Total oil and gas liftings (1000 boe/day) [9]	1,179	1,182	0%		1,071	1,073	0%
Proven reserves (mill boe)	-	-	-		4,264	4,267	0%
Reserve replacement (year)	-	-	-		99%	98%	1%
Reserve replacement (3 year average)	-	-	-		95%	78%	22%
Finding & development cost (USD/boe, year)	-	-	-		7.7	5.3	48%
Finding & development cost (USD/boe, 3 year average)	-	-	-		5.9	6.2	(5%)
Production (lifting) cost (USD/boe, last 12 months)	-	-	-		3.2	3.0	9%
Production (lifting) cost normalized (USD/boe, last 12 months) [10]	-	-	-		2.8	2.9	(2%)

*Solely for the convenience of the reader, financial data for the fourth quarter and the year 2003 has been translated into US dollars at the rate of NOK 6.666 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2003.

The 13 per cent increase in income before financial items, other items, income taxes and minority interest primarily reflects higher realised prices for oil and gas measured in Norwegian kroner. These were up by five and seven per cent respectively. In addition come positive effects from the group's improvement programme and higher margins than in 2002 for downstream operations - which made a substantial contribution to results. Net financial income came to NOK 1.4 billion as against NOK 8.2 billion in 2002, a reduction of NOK 6.8 billion which primarily reflects a strengthening of the Norwegian krone by NOK 0.29 against the US dollar. Since the equivalent improvement in 2002 was NOK 2.05, the currency gain, largely unrealised, on the Statoil group's long-term debt, was substantially smaller in 2003.

Oil and gas production averaged 1,080,000 barrels of oil equivalent per day (boe/d) in 2003, as against 1,074,000 boe/d the year before. Equivalent figures for the fourth quarter were 1,214,000 and 1,170,000 boe/d.

Income taxes totalled NOK 27.4 billion compared with NOK 34.3 billion for 2002. Adjusted for special items, the 2003 figure came to NOK 34.2 billion - equivalent to a tax rate of 67.9 per cent as against 66.9 per cent the year before. Corresponding figures for the fourth quarter were NOK 9.7 billion in 2003, equivalent to a rate of 69.1 per cent, as against NOK 9.3 billion and 67.1 per cent the year before.

Statoil has identified a number of improvement measures considered necessary for reaching its target of a normalised return of 12 per cent on capital employed in 2004. At 31 December 2003, the effect of the measures taken is calculated to contribute annual improvements from 2004 of NOK 2.8 billion. That compares with the final target of NOK 3.5 billion, and the programme is progressing as planned.

Remaining proven reserves at 31 December 2003 came to 4,264 million boe as against 4,267 million boe a year earlier. This represents a reduction of three million boe. New reserves of 392 million boe were added during the year, and the reserve replacement rate was 99 per cent compared with 98 per cent in 2002. The average replacement rate for the past three years was 95 per cent.

Nine wildcat and appraisal wells were completed on the Norwegian continental shelf in 2003, yielding six discoveries. Internationally, 14 wildcat and appraisal wells were completed and yielded 11 discoveries.

Three Norwegian fields came on stream in October - Mikkel and Vigdis Extension, operated by Statoil, and Fram West operated by Hydro. With accounting effect from 1 January 2004, Statoil has acquired Hydro's 10 per cent holding in the Snøhvit field in the Barents Sea. Also acquiring Svenska Petroleum's 1.24 per cent interest raises the group's stake in this field to 33.53 per cent. Statoil sold two per cent of its Kristin holding to Hydro.

Internationally, Angolan fields Jasmim in block 17 and Xikomba in block 15 began producing on schedule during November 2003. An important milestone for Statoil's international operations was a purchase agreement in Algeria, where the group will serve as joint operator for two major gas fields. This acquisition has been approved by the European Union, and the necessary consent of the Algerian authorities is now awaited.

Development of the Ormen Lange gas field in the Norwegian Sea was sanctioned by the licensees on 4 December 2003, along with the construction of the Langeled pipeline from Nyhamna on the mid-Norwegian coast to Easington in the UK. The southern leg of this line, from Sleipner East in the North Sea to Easington, is due to become operational in 2006. Ormen Lange is scheduled to begin production in 2008.

Two fatal accidents involving contractor personnel hit the business in 2003. The total recordable injury frequency per million working hours for Statoil and contractor personnel was 6.0 in 2003, on a par with the previous year. The serious incident frequency per million working hours improved from 3.8 in 2002 to 3.2 in 2003. Statoil's own employees show good progress for health, safety and the environment.

Norway's National Authority for Investigation and Prosecution of Economic and Environmental Crime has brought a preliminary charge against Statoil ASA alleging violations of the Norwegian general civil penal code provision concerning illegal influencing of foreign government officials. The authority is conducting an investigation to clarify whether any crime has been committed over a consultancy agreement concluded by Statoil in 2002 with Horton Investment relating to business development in Iran. Statoil has also been notified by the US Securities and Exchange Commission (SEC) that it is conducting an inquiry into the consultancy agreement to determine whether any violations of US federal securities law have occurred.

Further information from:

Press:
Wenche Skorge, +47 51 99 79 17 (office), +47 91 87 07 41 (mobile)
Kristin Bremer Nebben, +47 51 99 13 77 (office), +47 95 72 43 63 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 90 77 78 24 (mobile)
Thore E Kristiansen, +1 203 978 6950 (office), + 47 91 66 46 59 (mobile)

1) Adjustments
Capital employed is calculated as follows:

		At December 31	At December 31	At December 31
		2003	2002	2001

Shareholders’ equity, minority interest, short- and long-term debt less cash, cash equivalents and short term investments		94,063	83,726	88,607
Adjusted for project loan		(1,500)	(1,567)	(1,257)

Capital employed		92,563	82,159	87,350

The return on capital employed (ROACE) is calculated as follows:

	Year 2003	ROACE %	Year 2002	ROACE %

Net income	16,554		16,846
Minority interest, net financial items after tax and miscellaneous	(207)		(4,199)

Net income used in ROACE calculation	16,347	18.7%	12,647	14.9%
Adjustments	(687)	(0.8%)	(144)	(0.2%)

Net income used in ROACE, adjusted	15,660	17.9%	12,503	14.8%
Effect of normalised prices, refining margins, exchange rates and other	(5,250)	(5.5%)	(3,386)	(4.0%)

Net i ncome used for normalised ROACE	10,410	12.4%	9,117	10.8%
Average capital employed	87,361		84,755
Average capital employed, normalised for Algeria	83,939

Adjustments year 2003 consists of:
Net effect of repealing of the Removal Grants Act, NOK 0.7 billion after tax

Adjustments year 2002 consists of:
Sale of operations in Denmark, NOK 1.0 billion before tax, NOK 0.7 billion after tax
Write down of LL652 by NOK 0.6 billion after tax

GROUP BALANCE SHEET

	At December 31, 2003	At December 31, 2002	Change	At December 31, 2003
(In millions)	NOK	NOK	%	USD*

Current assets	59,169	58,197	11.48	8,876
Non current assets	162,431	147,233	10.32	24,367
Total assets	221,600	205,430	7.87	33,243
Current liabilities	(57,508)	(59,523)	(3.39)	(8,627)
Long-term debt and long term provisions	(92,435)	(87,340)	5.83	(13,867)
Equity including minority interest	(71,657)	(58,567)	22.35	(10,750)
Total liabilities and shareholders' equity	(221,600)	(205,430)	7.87	(33,243)

* Translated into US dollar at the rate of NOK 6.6660 to USD 1, the Federal Reserve noon buying rate in the City of New York on December 31, 2003